Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of November 14, 2025.

WBR Holdings LLC

By: /s/ Harrison Bolling
Name: Harrison Bolling
Title: Executive Vice President & General
          Counsel

WaterBridge Resources LLC

By: /s/ Scott McNeely
Name: Scott McNeely
Title: Executive Vice President, Chief Financial
          Officer

NDB Holdings LLC

By: /s/ Harrison Bolling
Name: Harrison Bolling
Title: Executive Vice President & General
          Counsel

WaterBridge NDB LLC

By: /s/ Scott McNeely
Name: Scott McNeely
Title: Executive Vice President, Chief Financial
          Officer

Desert Environmental Holdings LLC

By: /s/ Jason Williams
Name: Jason Williams
Title: Chief Financial Officer

Five Point Energy GP I LP
By: Five Point Energy GP I LLC, its sole GP

By: /s/ David Capobianco
Name: David Capobianco
Title: Sole Member

Five Point Energy GP I LLC

By: /s/ David Capobianco
Name: David Capobianco
Title: Sole Member

Five Point Energy GP II LP
By: Five Point Energy GP II LLC, its sole GP

By: /s/ David Capobianco
Name: David Capobianco
Title: Sole Member

Five Point Energy GP II LLC

By: /s/ David Capobianco
Name: David Capobianco
Title: Sole Member

Five Point Energy GP III LP
By: Five Point Energy GP III LLC, its sole GP

By: /s/ David Capobianco
Name: David Capobianco
Title: Sole Member

Five Point Energy GP III LLC

By: /s/ David Capobianco
Name: David Capobianco
Title: Sole Member

David Capobianco
/s/ David Capobianco